

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mailstop 3561

May 22, 2018

William P. Murnane
Chief Executive Officer
Lazydays Holdings, Inc.
6130 Lazydays Boulevard
Seffner, Florida 33584

Re: **Lazydays Holdings, Inc.**
        Amendment No. 2 to Registration Statement on Form S-1
        Filed May 22, 2018
        File No. 333-224063

Dear Mr. Murnane:

    We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. We note that you have revised your registration statement to register units issuable upon exercise of options, which units consist of warrants to purchase common stock. You have also registered the underlying warrants and common stock. Because the underlying layers of the options are not yet outstanding, you may not register them at this time. Please note that we permit the registration of securities for resale where only one layer of the securities is not yet outstanding.

Please contact Danilo Castelli, Staff Attorney, at (202)551-6521 or me at (202)551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Esther Moreno, Esq.